                                               Filed by Aspect Development, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

         Subject Company: Aspect Development, Inc. Commission File No: 000-20749



                              SLIDE PRESENTATION
                            Aspect Development, Inc.
                                  DAVE HORNE
                             Senior Vice President

                                APRIL 18, 2000



                                   SLIDE ONE

                            The Next Generation B2B
                         Architecture for Private and
                               Public Exchanges

                                  Dave Horne
                             Senior Vice President
                              Aspect Development

                                                           [Aspect and i2 logos]



                                   SLIDE TWO

March 13, 2000
Largest Merger in Software History

-    Complete B2B technology platform and suite of solutions
     -    Open platform standard for B2B
-    Enormous value proposition
     -    30% + increase in EPS for customers
-    Partner of scale focused exclusively on B2B
     -    4,000 employees
     -    $200M R&D

                                                           [Aspect and i2 logos]

                                       1.

                                  SLIDE THREE



The Combined Companies Fully Optimize
All Major Business to Business Activities . . .

Design      Source  Plan    Make    Operate         Move        Sell   Customer
[arrow pointing to right]
[computer]  [box]   [factory]       [semi-trailer]  [warehouse]        [person]


B2B Content

- Design collaboration               - Planning
- Spend aggregation                  - Fulfillment
  - Direct and mission-critical      - Logistics
    MRO
- B2B content                        - Customer care
                                     - TradeMatrix B2B platform

                                                           [Aspect and i2 logos]


                                  SLIDE FOUR

Today's Objectives

- Provide a common framework for discussing emerging B2B exchanges
- Introduce a high-level architecture for private, public exchanges, and how they plug and play
- Provide the next level of detail in the joint solution footprint
                                                           [Aspect and i2 logos]



                                   SLIDE FIVE

                                     FPC's

                         (Frequent Points of Confusion)


                                                           [Aspect and i2 logos]

                                       2.

                                   SLIDE SIX

FPC's
(Frequent Points of Confusion)

- Is B2B really that different from B2C?
- Why is Direct Material B2B different than Indirect
  Material B2B?
- Will Exchanges replace my need for Enterprise
  systems?
- What will the combined "footprint" look like?
  - Aspect
  - i2
  - Supplybase
  - Tactech                                             [Aspect and i2 logos]


                                  SLIDE SEVEN

Why Can't Amazon Just Pick Up Direct Materials and Become B2B

   amazon.com   [shopping cart]        YOUR ACCOUNT     HELP SELL ITEMS

Welcome Books Music DVD & Video ???    Toys & Video Games Home Improvement    Auctions
      eShops

Search:  Electronics & Software        GO!  Browse:  All Products  GO!

Electronics  >  Computer Add-Ons  >  Drives & Mass Storage  >  Floppy Drives
-----------     ----------------     ---------------------     -------------

TEAC FD235HFA240/S 3.5" 1.44 MB Gray Floppy Drive Internal        Customer Rating   *****
----------------------------------------------------------
Our Price: $17.99                                                 Usually ships in 24 hours
                                                            Click here for more information
                                                            -------------------------------

Digital Research LS-120MB Floppy Super-Disk Drive                 Customer Rating:  ***
-------------------------------------------------
List Price: $99.99                                                Usually ships in 24 hours
Our Price:  $59.99                                          Click here for more information
                                                            -------------------------------
You Save:  $40.00 (40%)

Where's My Stuff?                        Gift Certificates                         Need Help?
- Track your recent orders               - Get help redeeming gift certificate     Forgot your password? Click here.
             -------------                 -----------------------------------                           ----------
- Use Your Account to view               - Order a gift certificate                Visit the Help Desk.
      ------------                         ------------------------                          --------
  or change your orders.

Text Only.                                                                                    Top of Page.
---------                                                                                     -----------

                                       3.

Amazon.comHome  Books  Music  DVD & Video  Toys & Games Electronics & Software
------------------------------------------------------------------------------
 Home Improvement  Auctions  zShops  e-Cards  1-Click Settings  Shopping Cart
 ----------------------------------------------------------------------------
                        Your Account  Help  Sell Items
                        ------------------------------
Search Electronics  Browse Categories  Browse Brands  Top Sellers  New Products
-------------------------------------------------------------------------------
                                   Software
                                   --------
                            Amazon.co.uk  Amazon.de
                            -----------------------

                                                           [Aspect and i2 logos]



                                  SLIDE EIGHT

Direct Materials and Indirect Materials
are very different!


                    INDIRECT              DIRECT

Buy Decision        Spot - Unplanned      The result of multiple
                                          dynamic processes (Design,
                                          Sourcing and Demand)

Nature of Buyers    Large numbers -       Few highly skilled
                    often novice          professional (in both
                                          business and technology)

Cost Impact         Low (2--5%)           High (40-70%)

Business Impact     Modest impact on      Strategic impact on COGS
                    operating expenses    Time-to-Market and
                                          Customer Satisfaction


                                                           [Aspect and i2 logos]

                                       4.

                                  SLIDE NINE

Direct Materials and Indirect Materials
Are Very Different!

                        INDIRECT              DIRECT
This is where B2B       Spot - Unplanned      The result of multiple
eCommerce has                                 dynamic processes (Design,
been focused                                  Sourcing and Demand)
(enabling the
Amazon of B2B)          Large numbers -       Few highly skilled
                        often novice          professional (in both
                                              business and technology)
     Cost Impact        Low (2-5%)            High (40-70%)

     Business Impact    Modest impact on      Strategic impact on COGS,
                        operating expenses    Time-to-Market, and
                                              Customer Satisfaction


                                                           [Aspect and i2 logos]


                                   SLIDE TEN

Direct Materials and Indirect Materials
Are Very Different!

                       INDIRECT              DIRECT
Buy Decision           The i2-Aspect         The result of multiple
                       merger creates the    dynamic processes (Design,
                       first B2B             Sourcing and Demand)
                       infrastucture
Nature of Buyers       provider focused      Few highly skilled
                       here!                 Professionals (in both
                                             business and technology)

Cost Impact            Low (2-5%)            High (40-70%)

Business Impact        Modest impact on      Strategic impact on COGS.
                       Operating expenses    Time-to-Market and
                                             Customer Satisfaction

                                                           [Aspect and i2 logos]

                                       5.

                                  SLIDE ELEVEN

Everything is Direct Material to Somebody!


     The Taxonomy                   [Stapler]
     of a Stapler

1 - Base                                 7  - Staple Pusher
2 - Body                                 8  - Magazine Tension Spring
3 - Rear Pivot                           9  - Ramhead
4 - Pivot Spring                         10 - Drive Blade
5 - Tacking Function Lever               11 - Staple Exit
6 - Staple Magazine                      12 - Anvil

Source: Introduction to Stabling (http://calcampus.com/stapler/intro)

                                                           [Aspect and i2 logos]


                                 SLIDE TWELVE

Strategic Initiatives
(From a Real Stapler Company Annual Report)

-  Initiated purchasing and transportation councils             [Stapler]
-  Technology advances for automated warehousing and assemble-to-demand.
- Locating plants for costly-to-ship products closer to key customers, saving time and money, and improving customer service.
-  "Cross-dock" shipping programs
-  Manufacturing processes reengineering
   -   Joint purchasing and alternative sourcing
   -   20% of production is now outsourced
   -   Aggressive sourcing and engineering initiatives
-  Combined the purchase of packaging materials for Canadian and U.S.
   operations.
-  Increased use of information technology to enable even more customer contact.

                                                           [Aspect and i2 logos]


                                SLIDE THIRTEEN

                                The Road to the
                            Architecture of the New
                                    Economy


                                                           [Aspect and i2 logos]

                                       6.

                                SLIDE FOURTEEN

The Evolution of the New Economy Architecture

1994           1996           1998            2000
[arrow pointing to right]

     Sell Side Portal

                         Buy Side Portal

                                         B2B eCommerce Exchange


                                                           [Aspect and i2 logos]


                                 SLIDE FIFTEEN

The Sell-Side Portal

CUSTOMER RELATIONSHIP MANAGEMENT MODEL

-  Focus:

   - Promote the company's goods and services to both new and existing buyers

-  Value Proposition:

   -  Sell more for the company at lower costs and higher margins

[Large C in circle, line to P in circle with      C - Company
three B's in circles]                             B - Buyers (Customers)
                                                  P - Portal (Private Exchange)

                                                           [Aspect and i2 logos]

                                       7.

                                 SLIDE SIXTEEN

The Buy-Side Portal

THE DESIGN AND SOURCING MODEL

Focus:

      - Providing a "low-friction/high velocity" vehicle for locating and collaborating with trusted and casual supplier to source new product development

Value Proposition

      -   Optimizing Company "time-to-volume" and COGS


[Three S's in circles leading into a P in a       C - Company
circle, line to C in circle]                      S - Suppliers (Sellers)
                                                  P - Portal (Private Exchange)

                                                           [Aspect and i2 logos]

                                SLIDE SEVENTEEN

The "New Economy" Exchange

THE B2B eCommerce MODEL

Focus:
       -  Build commerce volume for buyers and sellers

Value Proposition:
       - Leverage economy-of-scale to lower costs and thereby generate transaction fees for exchange operators

[Large E in a circle with three S's in circles to the left and three B's in circles to the right]

                                              E - Public Exchange
                                              S - Suppliers (Sellers)
                                              B - Company (Buyers)

                                                           [Aspect and i2 logos]

                                       8.

                                SLIDE EIGHTEEN

A "Simple View" of the Emerging Real World of B2B eCommerce


Raw Materials                                                The Consumer
                                              [Person with elongated shadow]

[Five vertical lines, each connected at one point; each with numerous circles radiating from multiple points on the line; circles contains the letter "S", "P", "E", "B" or "C"]
                                                           [Aspect and i2 logos]



                                SLIDE NINETEEN

Ultimately the New Economy Will Evolve
Into a Dynamic "Recombinant" Model

                                    -  Formal Supply Chain
                                       structure will disappear

                                          -   Dynamic Routing

                                    -  Success will come from "transparency"
                                       across participating organizations
                                            -  Demand and Supply
                                            -  Alternate Capabilities
                                               - Design
                                               - Sources
                                               - Services

                                    -  Exchange Proliferation will replace
                                       Supplier Proliferation

[Sphere with eight circles with S's
to left, eight circles with B's to right and three circles with E's in middle]

                                        B - Buyer
                                        S - Supplier
                                        E - Exchange

                                                           [Aspect and i2 logos]

                                       9.

                                 SLIDE TWENTY

Market Map of B2B Digital Marketplaces

Source:  BROADVIEW       B2B Digital Marketplace
                                 Private/Public

Horizontal Markets            Vertical Markets          Super-Verticals
------------------            ----------------          ---------------

[Three Categories under Horizontal Markets:  Diversified, MRO and
Machinery/Equipment]

Diversified
B2B Galaxy    Fairmarket
Barter.com    Icon International
BigVine       USF Processors
BizAuc.com    SIC-Guide.com
ComAuction    SurplusBIN.com
Dega.com      WIZnet
Eventory
Excess Materials

MRO
BixBuyer.com MRO.com
B2Bstores.com2  OfficeClick
BuyersZone.com  OfficeSupplies.com
ExpanseVision   OnlineMRO
GetThere.com    PurchasingCenter
Grainger.com    PurchasePro
Intelisys       TPNRegister
Netbuy          Works.com

Machinery/Equipment
AsseTrade.com
ESproket
Eonet
EquipmentLeasing
Imark.com
MaterialsNet
NetEquipment
PartsDriver.com
Point2.com
SupplierMarket
Supplybase
TradeAccess
TradeOut.com

[Sixteen categories under Vertical Markets: Agriculture/Livestock, Auto/Auto Parts, Chemicals/Lab Supplies, Computers/Electronics, Construction/Real Estate, Energy/Utilities, Financial Services, Food,

                                      10.

Healthcare, Media/Advertising, Metals, Small Business, Print/Paper, Telecom/Bandwidth, Transportation/Shipping, Miscellaneous]

Agriculture/Livestock         Auto/Auto Parts
AgriMall                      ANX
AgWeb                         Autodaq
@griculture Online            AutoTradeCenter
Cybercrop                     Autovia
DirectAg                      CarStation
eHarvest                      Cobalt Group
E-Markets                     Fast-Net
EMerge2                       PartsNet
Farmbid.com                   RapidAutoNet
Farms.com
XSChem

Chemicals/Lab Supplies        Computers/Electronics
BioSpace.com                  AffiliatedRemktg
CambridgeSoft/Chemsell.com    CDW Comp.
CheMatch                      ChipCenter
ChemConnect                   Component Knowledge
Chempoint                     ElectricalWeb
ChemWeb                       Fablink.com
Dexpo.com                     FastParts
E-Chemicals                   Insight
PlasticsNet                   Intraware
PlanetTest.com                iParts
SciQuest                      Memory Network
                              NECX3
                              Need2Buy.com
                              NetBuy2
                              Oxygen Electronics
                              pcOrder.com
                              Questlink
                              US Bid
                              Zone Trader

Construction/Real Estate      Energy/Utilities
Bestroute                     Atra Energy
BidCom                        Automated Power Exchange
BuildPoint                    Continental Power
Buzzsaw                       E-ChoiceNet
Blueline                      EnergyMktplce2
Buildscape                    Enermetrix
BuildNet                      Houston Street
Comps.com                     Nat. Gas Exch.
eBricks.com2
IMX Exchange

                                      11.

LoopNet
Plumbing Online
PropertyFirst
SiteStuff.com

Financial Services       Food
ChannelPoint             BAXMart.com
IMX Exchange             Bevaccess
OneCore                  Beveragemedia
LIMITrader               ccFood.com
MoneyLine                Efcex
MuniAuction              FoodBuy
Pedestal Capital         FoodGalaxy
PlanSponsor              FoodService.com
TradeWeb                 Freshnex
Tracing Edge             GoFish
Ultraprise               ICS FoodOne
                         Instil
                         ProduceOnline
                         Seafood.com

Healthcare               Media/Advertising
BioMedNet                Adauction
CareInsite               AdFlight
ClaimsNet                AdOutlet.com
ClinicalWeb              B2Bworks
DoubleTwist              BuyMedia.com
Edentalstore             eMarketWorld
EmpactHealth             EventSource
Healthcon                Immerce.com
Medbuy.com2              Powerful Media
Medical Buyer            RoweCom Inc.
Medscape
Medpool.com
Neoforma
Netivation
Net32
Pharmbid
Pointment

Metals                   Small Business
E-STEEL                  All Business.com
Metal Sales              AtYourOffice.com
Metal Shopper            Bigstep.com
Metalsite                Bizland.com
MetalWorld               BuyersZone
Steeltrade               Demandline.com
                         EqualFooting

                                      12.

                         KillerBiz
                         Mondus
                         Onvia2
                         SmartAge
                         SmartOnline

Print/Paper              Telecom/Bandwidth
Collabria                Arbinet
Eletter.com              Band-X
ICopyright               Enron Comm.
IGetSmart.com            Global TeleExchange
ImageX                   Integrated Access
Impresse.com             Inter Xion
Noosh.com                Min-X
PaperDeals.com5          RateXchange
PrintBid.com5            Telezoo
PrintChannel             Universal Access
PrintNation
Printshark.com

Transportation/Shipping  Miscellaneous
Carrier Point            Affiliated Networks
Celerix                  Cenquest
ETransport               ComputerJobs.com
IATM                     Digital Commerce
IShip.com                EmployeeLife
NTE                      EnviroXcess
Oceanwide                Epylon.com
PartsBase2               Fibermarket
SmartShip                Floraplex
Trade Compass            Forest Products Internet Exch.
TransAmerica Leasing     Fuelspot.com
Truct net                Patent & License Exch.
                         Polygon.net
                         Shoe.net
                         WorldWideTesting

Super-Verticals
Ariba
BizSpace Inc.
Cahners
Cendex
Chemdex
Commerce One
eMarketplace
FreeMarkets
i2i.com
i2 Technologies

                                      13.

Internet Capital Group1
mySAP.com
Tradematrix
VerticalNet                                                [Aspect and i2 logos]


                               SLIDE TWENTY-ONE

Will Public Exchanges replace the need for Private Enterprise Applications?

Unknown Suppliers        [E in middle circle, three S's in circles to left]        Potential Buyers
(Qualified)                      [three B's in circles to right]                   (Prospects)

[three S's in circles leading into P in circle, leading into C in circle, leading to P in circle, leading to three B's in circles]

Current Suppliers                                                                  Current Buyers
(Trusted)                                                                          (Customers)

                                                           [Aspect and i2 logos]


                                SLIDE TWENTY-TWO

Will Public Exchanges replace the need for Private Enterprise Applications?

                                      NO!
                  ["NO!" in a circle with a slash through it]


                                                           [Aspect and i2 logos]


                               SLIDE TWENTY-THREE

Private (Enterprise) and Public Exchanges serve
Different - yet complimentary objectives

PRIVATE ENTERPRISE                       PUBLIC EXCHANGES
  EXCHANGES
- Reduce the company's COGS              - Provide a trading exchange for
     - Variety of parts, materials         buyers and sellers
     - Strategic Suppliers               - Reduce the shared purchase cost
- Reduce the cost of inventory and         for goods and services that lend

                                      14.

manufacturing operations                   themselves to aggregated buying
- Manage Strategic Commodities           - Provide all buyer members with
- Accelerate Product Innovation            information about potential suppliers
     - Strategic use of                       - Parts and Commodities offered
       Supplier/Partners                      - "Best Buy" opportunities
- Accelerate Product Development              - Potential Design Partners
     - Product Lifecycle Management      - Provide all selling members with
     - Design Reuse / Preferred Parts       information about potential buyers
- Expand the company's market and             - Demand Planning
  customer base loyalty                       - Opportunities
     - Customer Care and web-based                 - To Sell
       selling and fulfillment                     - To Collaborate


                                                           [Aspect and i2 logos]

                               SLIDE TWENTY-FOUR

Private (Enterprise) and Public Exchanges serve
Different - yet complimentary objectives

Optimize Decisions                       Optimize Decisions
for the exclusive                        for the shared
benefit of the                           benefit of the
Enterprise operating                     Exchange Operator
the Private                              and the trading
Exchange                                 Partners

                                                           [Aspect and i2 logos]



                               SLIDE TWENTY-FIVE


                            What goes where and why!

                                                           [Aspect and i2 logos]

                                      15.

                                SLIDE TWENTY-SIX

Private Exchange Applications optimize operations of the Enterprise and their interaction with Exchanges


[large sphere with eight S's in circles to the left, with eight larger B's in circles to the right; sphere connected to another circle by two lines; three circles within the second circle, labeled "Procurement", "Design" and "Operations"]

                                     -  Strategic sourcing
                                     -  Strategic product development
                                     -  Mission critical operations

                                                           [Aspect and i2 logos]

                              SLIDE TWENTY-SEVEN

Public Exchange Applications provide infrastructure and services to support Collaborative Commerce


[large sphere with eight S's in circles to the left, with eight larger B's in circles to the right and three circles with E's in the middle; sphere connected to another circle by two lines; three S's in circles, three B's in circles and one E in a circle, all within the second circle]

                                     -  Content management
                                     -  Decision support

                                                           [Aspect and i2 logos]


                               SLIDE TWENTY-EIGHT

Collaborative Commerce - New Opportunities for Profit in a Recombinant Economy

[sphere with eight S's in circles to left, with eight M's in circles to right and three E's in the middle; two of the E's are connected by lines to one S and two M's]


                                     - M - Manufacturer
                                     - S - Supplier
                                     - E - Exchange

                                                           [Aspect and i2 logos]

                                      16.

                               SLIDE TWENTY-NINE

Delivering a complete B2B Exchange Footprint

Content:                            Discover:
Product and                         What's available . . .
Supplier                            What's best?
Information


[Three large circles within each other; "Content" inner-most circle; "Aggregate" "Discover" "Collaborate" inside middle circle; "Transact" inside outer-most circle]

                                    Collaborate:
                                    What knowledge
                                    Can I share . . .
                                    What designs
                                    Can I reuse?

Aggregate:
What to buy, from whom, in what quantity?

                                                           [Aspect and i2 logos]


                                  SLIDE THIRTY

The Applications View

-  Product Development
-  Procurement
-  Production

                              [Three circles within each other; "Content" inner-most circle; "Aggregate" "Discover" "Collaborate" inside middle circle; "Transact" inside outer-most circle]

                                                           [Aspect and i2 logos]

                                      17.

                               SLIDE THIRTY-ONE

The Applications View

-  Product Development

                              [Three circles within each other; "Content" inner-most circle; "Aggregate" "Discover" "Collaborate" inside middle circle; "Transact" inside outer-most circle]

ENTERPRISE EXCHANGE                      PUBLIC EXCHANGE
- Determine what products to             - Up-to-the-minute information on
  develop and when to develop              new technology innovation and
  them                                     sources of supply
-  Create optimal new designs (BOM)
   the first time
- Leverage internal knowledge            - Secure collaboration facility for
  about existing designs, materials,       trusted and casual design
  suppliers, and design partners           partners
-  Guide engineering toward
   preferred external sources of
   product and services
                                                           [Aspect and i2 logos]



                               SLIDE THIRTY-TWO

The Applications View

-  Product Development
                                    [Three circles within each other; "Content" inner-most circle; "Aggregate" "Discover" "Collaborate" inside middle circle; "Transact" inside outer-most circle]

ENTERPRISE EXCHANGE
-   Determine what products to
    Develop and when to develop     [arrow pointing left "PLM" tradeMatrix logo]
    Them
-   Create optimal new designs
    (BOM) the first time logo]      [arrow pointing left "eDesign" aspect
                                    development

- Leverage internal knowledge
  about existing designs, materials,
  suppliers, and design partners    [arrow pointing left "eSource" aspect
  development logo]
- Guide engineering toward
  preferred external sources of
  product and services

                                      18.

                                                           [Aspect and i2 logos]
                               SLIDE THIRTY-THREE

The Applications View

- Product Development
                                               [Three circles within each other;
                                               "Content" inner-most circle;
                                               "Aggregate" "Discover"
                                               "Collaborate" inside middle
                                               circle; "Transact" inside outer-
                                               most circle]

                                PUBLIC EXCHANGE
[arrow pointing right supplybase, inc. logo]   - Up-to-the-minute information on
                                                 new technology innovation and
                                                 sources of supply

[arrow pointing right, aspect development      - Secure collaboration facility
logo "Content Exchange"]                         for trusted and casual design
                                                 partners

[arrow pointing right, tactech logo, "Obsolescence"]

                                                           [Aspect and i2 logos]


                               SLIDE THIRTY-FOUR

The Applications View

Procurement
                              [Three circles within each other; "Content" inner-most circle; "Aggregate" "Discover" "Collaborate" inside middle circle; "Transact" inside outer-most circle]

ENTERPRISE EXCHANGE                      PUBLIC EXCHANGE

- Determine what to buy             - Part number registry cross
                                      reference for all trading partners
- Determine where to buy            - Up-to-the-minute information on
     - Suppliers                      new sources of supply
     - Other Trading Exchanges      - Deep multi-vendor information
- Place orders and manage orders      on supplier capabilities
- Negotiate and management          - Group Buying for commonly
 supplier contracts                   procured commodities


                                                           [Aspect and i2 logos]

                                      19.

                               SLIDE THIRTY-FIVE

The Applications View

Procurement
                              [Three circles within each other; "Content" inner-most circle; "Aggregate" "Discover" "Collaborate" inside middle circle; "Transact" inside outer-most circle]

ENTERPRISE EXCHANGE

- Determine what to buy
- Determine where to buy
  - Suppliers                 [Arrow pointing left "SCM" tradeMatrix logo]
  - Other Trading Exchanges
- Place orders and manage     [Arrow pointing left "eSource" aspect development
  orders                       logo]
- Negotiate and management
  Supplier contracts


                                                           [Aspect and i2 logos]

                               SLIDE THIRTY-SIX

The Applications View

- Procurement
                              [Three circles within each other; "Content" inner-most circle; "Aggregate" "Discover" "Collaborate" inside middle circle; "Transact" inside outer-most circle]

                                PUBLIC EXCHANGE

[arrow pointing right aspect development logo]  - Part number registry cross
["Content Exchange"]                              reference for all trading
                                                  partners
                                                - Up-to-the-minute information
                                                  on new sources of supply

[arrow pointing right aspect development logo]  - Deep multi-vendor information
["Discovery"]                                     on supplier capabilities

[arrow pointing right aspect development logo]  - Group Buying for commonly
["Trade Exchange"]                                procured commodities


                                                           [Aspect and i2 logos]

                                      20.

                               SLIDE THIRTY-SEVEN
The Applications View

- Production
                              [Three circles within each other; "Content" inner-most circle; "Aggregate" "Discover" "Collaborate" inside middle circle; "Transact" inside outer-most circle]

ENTERPRISE EXCHANGE                      PUBLIC EXCHANGE

- Determine what to build                - Vertical demand collaboration
- Determine where to build it            - Freight and Logistics
- Engineer and equip plants to             Collaboration
  maximize uptime at minimal             - Plant Engineering, Procurement,
  operating expense                        and Maintenance Collaboration
- Minimize Inventory                     - Surplus Auctioning

                                                           [Aspect and i2 logos]

                               SLIDE THIRTY-EIGHT

The Applications View

- Production
                                   [Three circles within each other; "Content" inner-most circle; "Aggregate" "Discover" "Collaborate" inside middle circle; "Transact" inside outer-most circle]

ENTERPRISE EXCHANGE

- Determine what to build          [Arrow pointing left "SCM" tradeMatrix logo]
- Determine where to build it
- Engineer and equip plants to
  maximize uptime at minimal       [Arrow pointing left "eOperate" aspect
  development logo]
  operating expense
- Minimize Inventory               [Arrow pointing left "eSource" aspect
                                    development logo]
                                                           [Aspect and i2 logos]

                                      21.

                               SLIDE THIRTY-NINE

The Applications View

- Production
                                        [Three circles within each other;
                                        "Content" inner-most circle; "Aggregate"
                                        "Discover" "Collaborate" inside middle
                                        circle; "Transact" inside outer-most
                                        circle]

                                        PUBLIC EXCHANGE

[arrow pointing right tradeMatrix logo] - Vertical demand collaboration
["DCR"]                                 - Freight and Logistics
                                          Collaboration
[arrow pointing right freightMatrix]    - Plant Engineering, Procurement,
[tradeMatrix logo]                        and Maintenance Collaboration
[arrow pointing right aspect]           - Surplus Auctioning
[development logo "eOperate"]

                                                           [Aspect and i2 logos]


                                  SLIDE FORTY

Summary

- B2B eCommerce for direct materials requires an integrated set of decision support tools that optimize the complex processes of design, sourcing, and demand
- There are a number of processes that must be optimized for the Enterprise, which are greatly enhanced through integration with Private Exchange applications
- Public Exchanges will go beyond buying and selling services for trading community members and actually extend the benefits of Private Exchanges in the area of buying aggregation and design collaboration and sourcing
- The merger of i2, Aspect, Supplybase, and Tactech will provide the most complete footprint available for Private and Public B2B Exchange Services

                                                           [Aspect and i2 logos]

                                      22.

                                SLIDE FORTY-ONE

For Product Information and Demonstrations

-  aspectdv.com

-  aspectweb.com
-  i2.com
-  tradematrix.com
-  supplybase.com
-  tactech.com
                                                           [Aspect and i2 logos]


                                SLIDE FORTY-TWO

                                   THANK YOU!
                                                           [Aspect and i2 logos]

--------------------------------------------------------------------------------
Caution Concerning Forward-Looking Statements

During the course of this presentation, I may make projections or other forward-looking statements regarding future events or the future financial performance of the company. I wish to caution you that such statements are just predictions, and that actual events or results may differ materially.

Risks associated with Aspect's business that may affect our operating results are described in the most recent Form 10-Q, most recent Form 10-K and other periodic reports filed by with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
Additional Information About the Aspect-i2 Merger

Aspect and i2 expect to mail to stockholders of Aspect and i2 a Joint Proxy Statement/Prospectus containing information about Aspect, i2 and the merger. In connection with the merger, i2 plans to file a Registration Statement on SEC Form S-4. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available.

Aspect will be, and certain other persons may be, soliciting proxies from Aspect stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Aspect and the directors and executive officers of i2 may be deemed to be participants in Aspect's solicitation of proxies. Information regarding the participants in the solicitation and a description of certain interests the directors and executive officers of Aspect have in the merger, by security holdings or otherwise, is contained in the document filed with the SEC by Aspect pursuant to Rule 425 on April 7, 2000.

How to Obtain Documents from the Securities Exchange Commission

In addition to the Registration Statement and the Joint Proxy
Statement/Prospectus, Aspect and i2 file annual, quarterly and other periodic reports, proxy statements and other information with the SEC. You may

                                      23.

obtain free copies of these documents, as they are filed, through the website maintained by the SEC at http://www.sec.gov.

You may read and copy any reports, statements or other information filed by Aspect or i2 with the SEC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Aspect's and i2's filings with the SEC are also available through commercial document-retrieval services.

How to Obtain Documents from Aspect

Free copies of the Joint Proxy Statement/Prospectus and other documents, when they become available, may also be obtained from Aspect by directing a request through the Investors Relations portion of Aspect's website at http://www.aspectdv.com or by mail to Aspect Development, Inc., 1395 Charleston Rd., Mountain View, CA 94043, attention: Investor Relations, telephone: 650-428-2700.

                                      24.